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                                                                    EXHIBIT 99.1

                                       [LOGO]

                           First Quarter Report 2000

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
         OUR LOCATIONS

         CANADA (HQ)                                   JAPAN
         724 Solutions Inc.                            Kaymiyacho Mori Building
         4101 Yonge Street, Suite 702                  14th Floor, 4-3-20 Toranomon
         Toronto, ON Canada M2P 1N6                    Minato-ku, Tokyo, Japan
         Tel.: +1 (416) 226-2900                       Tel.: 81+3 (5404) 3408
         Fax.: +1 (416) 226-4456                       Fax.: 81+3 (5404) 3571
         info@724.com                                  Mobile: 090-9316-9948
         www.724.com
                                                       U.K. & EUROPE
         U.S.A.                                        No. 1 Poultry, 2nd Floor
         1 Market, Steuart Tower 1475                  London, England EC2R 8JR
         San Francisco, CA USA 94105                   Tel.: +44-207-643-2245
         Tel.: +1 (415) 615-0724                       Fax.: +44-207-643-2682
         Fax.: +1 (415) 615-0195
         info@724.com                                  AUSTRALIA
                                                       Level 20, Tower 2 Darling Park
                                                       201 Sussex Street
                                                       Sydney 2000 Australia
                                                       Tel.: +(612) 9006-1000
                                                       Fax.:+(612) 9006-1430
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OUR COMPANY

    724 Solutions brings together everything -- the technology, the applications, and the partners -- that's needed to deliver secure financial services on a broad variety of Internet-enabled devices -- any time, any place, and on any device.

    As the wireless market grows, there will be a huge range of new devices -- with varying displays, functionality and operating systems. The 724
Solutions Financial Services Platform (FSP) allows financial institutions to address the widest range of devices. As an open, flexible platform, the FSP can deliver a consistent user experience, on today's devices as well as those that will be on the market in the coming months and years.

CHAIRMAN'S LETTER

Fellow Shareholders,

    This has been an incredible quarter. 724 Solutions has grown from 232 employees in January, to 315 at the end of the quarter. We have added support for the devices we're on, in addition to strengthening our relationships with Motorola and Ericsson. 724 Solutions continues to work with carriers around the world, and we have recently announced our relationship with Exodus
Communications for our application hosting service (debuting soon with our customer Claritybank.com). Our offices in San Francisco, London, Toronto, Tokyo and Sydney are busy turning on our customers on a global scale.

    These are things we said we would do, getting global, turning on our customers, reaching more devices, more carriers and signing new bank customers.

    In addition, we continue to expand the 724 Solutions Financial Services
Platform. Alliances with MasterCard and Ericsson enhance our mobile commerce capabilities on a global level. Meanwhile, in Canada we launched functionality for Indigo.ca in conjunction with Bank of Montreal, allowing consumers today to buy books at the touch of a button, with much more selection to follow soon.

    The first quarter of 2000 also saw us announce the acquisition of Yrless
Internet Corporation, and enter into an agreement to acquire ezlogin.com, Inc.
The Yrless acquisition involves a small team of great folks in the Toronto area that specialize in carrier-grade messaging. Our ability to reach consumers is enhanced with this carrier-grade messaging technology by making it faster for us to connect to new carriers and new devices.

    The proposed ezlogin.com acquisition is also a very powerful venture. The
Financial Services Platform currently gives us the ability to store a user's preferences -- the stocks they follow, the devices they carry -- within the safe confines of the financial institution. What ezlogin allows is an extension of this through an easier way to log in. We can store a consumer's secure
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credentials and, on their behalf, go to other Web sites and bring back their data to one secure, personalized, convenient place.

    That means consumers can view their most important financial information in one quick and easy place. But more than just financial information, ezlogin allows you single sign-on access to information like frequent flyer points, news, Web-based e-mail accounts. ezlogin allows the financial institution to become more of a destination, and we tie it all together with our high standards of security and the ability to transact and be on multiple devices.

    This really has been a great quarter, and the developments of the past three months really are compelling and make our Financial Services Platform that much richer to consumers. 724 Solutions is about more than moving existing Web content to phones; it's about helping create a better value proposition for our customers by leveraging the financial institution's strength in people, research, infrastructure, and trust, to provide consumers with a consistent, ubiquitous, secure user experience.

    Looking to the balance of 2000, 724 Solutions is poised to pursue customer and partnership opportunities in new regions around the world, and to continue our work with existing partners and clients to innovate for the technologies that are just around the corner.

/s/ GREG WOLFOND
------------------------------------
Greg Wolfond
Chairman and Chief Executive Officer
724 Solutions Inc.

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MANAGEMENT DISCUSSION AND ANALYSIS

    The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements for the three months ended
March 31, 2000 and the accompanying notes. All financial information is in U.S.
dollars unless otherwise noted.

    This discussion contains forward-looking statements based on our current expectations, and contains words and phrases such as we or management
"anticipates," "believes," "plans," "estimates," "expects," "intends" and words of similar import. The statements are subject to certain risks, uncertainties and assumptions relating to our operations and financial performance. Actual results or outcomes accordingly may vary materially from those anticipated, believed, planned, estimated, expected, or intended. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or, except as otherwise required by law.

OVERVIEW

    724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure online banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. Our solution currently enables consumers to access online banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. Our customers include Citigroup, Bank of America, Bank of Montreal, Wells Fargo and Claritybank.com. Our headquarters are in Toronto, Canada, and we have offices in London, San Francisco, Sydney, and Tokyo.

    Our unaudited condensed consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects, as to measurement, with U.S.
generally accepted accounting principles.

RECENT DEVELOPMENTS

    In February 2000, we completed an initial public offering of 6,900,000 common shares, at a price of $26.00 per common share, for total net proceeds
(after expenses of the offering) of $166.9 million.

    In February and March we announced a number of key relationships. Motorola is working with us to deploy our financial software applications in a variety of Internet-enabled wireless devices, expanding the potential reach of financial institutions working with our Company. We plan to collaborate with Ericsson on devices, wireless infrastructure and standards, and secure payment between financial institutions, merchants and consumers. We have entered into a relationship with Baltimore Technologies to enhance our ability to extend e-security to mobile transactions. Baltimore Technologies is also working with us to offer Mobile Commerce and WAP Security

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Seminars. We entered into an agreement with MasterCard to jointly develop secure payment solutions to facilitate mobile transactions. In addition, we will incorporate payment transaction functionality based on MasterCard's family of payment programs -- utilizing both magnetic stripe and chip technology -- into the 724 Solutions Financial Services Platform.

    In March 2000, we signed an agreement with Indigo.ca, a leading Canadian bookseller, to offer wireless shopping capability to its customers. Indigo's online wireless customers can now browse reviews and purchase from a series of bestseller lists. Within the next six months, we expect Indigo.ca will be able to offer its entire online inventory on wireless Internet-enabled devices. All wireless purchases will be updated and stored in the customer's private online account.

    We are working with Exodus Communications to host our application hosting services operations, and will have Claritybank.com as our first application hosting customer. In March 2000, we entered into a license agreement with Claritybank.com, a bank that serves all of its customers over the Internet, which is the first Internet-only financial institution to deploy our technology, and one of the first U.S. national banks planning to offer wireless service to its entire customer base.

    In December 1999, we launched an initial market trial of a wireless banking service for Harris Bank; and in March 2000, Harris Bank enrolled its first customers for the second phase of the market trial. This service is expected to become generally available in the second quarter of 2000.

    In March 2000, we purchased a one-third interest in Maptuit.com Inc. for US$750,000 in cash. Maptuit is a privately-held Canadian company that develops directional mapping software and provides online directional services, mapping services and spatial relational search services to its customers. We intend to offer Maptuit's services as additional content for users of the 724 Solutions
Financial Services Platform.

    In March 2000, we acquired Yrless Internet Corporation, an Internet messaging gateway developer. Yrless' software will help speed-up deployment of our Financial Services Platform. By incorporating their technology into the Financial Services Platform, we will enhance our ability to quickly connect to carriers in a way that is easier on their network. The aggregate purchase price was approximately $5.8 million, payable over three years. Yrless has developed the YMG-2000 -- a fully scalable, platform-independent short messaging service
(SMS) gateway for wireless carriers. The YMG-2000 product is licensed by Bell
Mobility, Telus Mobility, and U.S. satellite network provider ORBCOMM Global.

    YMG-2000 is a fast, reliable, and modular gateway product to which new features -- including additional networking protocols, and interfaces to billing and customer-care systems -- can be easily incorporated.

    In March 2000, we entered into an agreement to acquire ezlogin.com Inc., a provider of Internet infrastructure tools for user-driven personalization. The acquisition is subject to customary closing conditions, and, if those conditions are satisfied, the acquisition is likely to be completed by the end of the second quarter of 2000. On closing, we will acquire all of the outstanding shares of ezlogin.com in exchange for approximately 888,934 of our common shares. The

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ezlogin.com solution offers data aggregation capabilities to create a personalized site from which users can conveniently access all of their password-protected online accounts and favourite Web-based content. We believe that our acquisition of ezlogin.com will enable us to offer an important value-added service to our customers in order to help them maintain and strengthen their client relationships.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED DECEMBER 31,
1999 AND THREE MONTHS ENDED MARCH 31, 1999

ANALYSIS OF STATEMENT OF OPERATIONS

REVENUE

    Our revenue, before the offset of stock-based compensation, increased to $3.4 million for the three months ended March 31, 2000 from $764,000 for the three months ended December 31, 1999 and increased from $582,000 for the three months ended March 31, 1999. This increase was due to revenue received from five customers (Bank of Montreal, Bank of America, Wells Fargo, Citigroup and
Claritybank.com) in the first quarter of 2000, compared to three customers in the fourth quarter of 1999 and one customer in the first quarter of 1999.

    Total revenues derived from customers in the United States increased
$2.1 million to $2.2 million for the three months ended March 31, 2000 from $127,000 for the three months ended December 31, 1999 and $2.2 million from nil revenues for the three months ended March 31, 1999. Total revenues from Canada increased to $933,000 from $266,000 for the three months ended December 31, 1999 and $51,000 for the three months ended March 31, 1999. Although the growth in revenues this quarter has been largely in the United States, we are concentrating on growing our customer base internationally, particularly in Europe and Asia.

PRODUCT REVENUE

    Our product revenue, before the offset of stock-based compensation, increased to $2.8 million for the three months ended March 31, 2000 from $383,000 for the three months ended December 31, 1999 and from $548,000 for the three months ended March 31, 1999. We received product revenue from Bank of Montreal, Bank of America, Wells Fargo and Citigroup. Our license agreements with Bank of Montreal and Bank of America use a fixed fee license model. Under this model, our customer pays us a fixed annual license fee either upon execution of the license agreement or periodically thereafter during the term of the agreement. In February 2000, Bank of Montreal renewed its technology license agreement for a further year.

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    We are moving from our fixed fee license model to a variable fee license model, which is based on a per user fee. The transition of our revenue model from fixed fee to variable fee will have two primary consequences: first, we will no longer receive large initial payments under our license agreements; and
second, we expect our revenue stream to vary with the number of our customers'
end users. We expect that these variable fees will be subject to minimum quarterly payments and we expect to provide incentive discounts to our customers based on the number of their users. Citigroup and Claritybank.com have signed license agreements with us using the variable license fee model, with monthly guaranteed minimums.

SERVICES REVENUE

    Our services revenue increased to $597,000 in the first three months of 2000, compared to $381,000 for the three months ended December 31, 1999, and from $34,000 for the three months ended March 31, 1999. The increase in services revenues reflects our increased customer base. Services revenue is currently comprised of revenue from consulting, implementation and maintenance fees.
Consulting and implementation revenues are usually performed under separate service agreements and are generally recognized as the services are performed.
The maintenance fee is typically equal to a percentage of the customer's product fee and is recognized on a monthly basis.

    We expect to receive application hosting revenues from hosting and managing the server infrastructure and software platform as part of the implementation of our solution. Currently, we anticipate that this will begin once Claritybank.com has installed the 724 Solutions Financial Services Platform, and its services are running on data centres.

OPERATING EXPENSES

COST OF REVENUE

    Our cost of revenue consists of expenses for salaries and third-party consulting support for our consulting services, customer support, implementation, training and application hosting services, and an allocation of expenses for our facilities, administration and depreciation. It also includes software licensing expenses paid for integration of third-party software into our Financial Services Platform.

    Our cost of revenue was $2.0 million for the three months ended March 31, 2000, compared to $1.0 million for the three months ended December 31, 1999 and nil for the three months ended March 31, 1999. This increase was primarily related to the addition of implementation and customer service personnel to support our customers in 1999 and 2000. The increase in cost of

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services revenue also reflects amounts paid to third-party consultants and software providers. We anticipate that our cost of revenue will continue to increase, in absolute terms, as we establish our application hosting service, and as we incur upfront implementation costs in order to enable our customers to implement our solution more quickly.

RESEARCH AND DEVELOPMENT

    Research and development expenses increased to $4.4 million for the three months ended March 31, 2000 from $2.6 million and $1.1 million for the three months ended December 31, 1999 and March 31, 1999, respectively. Research and development expenses relate to staffing of software developers in connection with the continuing expansion and enhancement of our Financial Services Platform and our quality assurance and testing activities. These expenses also include independent contractors and consultants, software licensing expenses, and allocated operating expenses. We expect our research and development expenses to continue to increase in absolute dollars as we expand our functionality and other features to enable our customers to offer additional value-added services to their consumers.

SALES AND MARKETING

    Sales and marketing expenses were $2.4 million, compared to $1.5 million and $207,000 for the three months ended December 31, 1999, and March 31, 1999, respectively. This increase is primarily attributable to the hiring of additional sales and marketing personnel, together with increased travel and related expenses. We opened sales offices in San Francisco and London in 1999 and in Tokyo and Sydney in 2000. The increase in absolute dollars was primarily the result of costs associated with the hiring and training of our sales and marketing organization, both domestically and internationally, as well as significant investments in marketing as we launched our product and a number of marketing programs.

GENERAL AND ADMINISTRATIVE

    Our general and administrative expenses increased to $2.2 million for the three months ended March 31, 2000 from $1.7 million for the three months ended
December 31, 1999 and from $283,000 for the three months ended March 31, 1999.
This reflects the increase in our corporate staff and expenses related to building our general and administrative infrastructure. The increase in general and administrative expenses in absolute dollars reflected our continued investment in increased staffing and related expenses for the enhancement of the infrastructure necessary to support our growing business, including improved management information systems and our increased utilization of outside professional service firms.

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EBITDA

    Our loss before interest, taxes, depreciation and amortization, stock-based compensation related to stock options and equity in losses of affiliate was $7.9 million for the three months ended March 31, 2000, compared to a loss of $6.4 million for the three months ended December 31, 1999, and of $1.5 million for the three months ended March 31, 1999. This largely reflects the increase in our expenses in the first quarter of 2000, compared to the last and first quarters of 1999.

DEPRECIATION AND AMORTIZATION

    Total depreciation and amortization were $317,000 for the three months ended
March 31, 2000, compared to $507,000 for the three months ended December 31, 1999 and $100,000 for the three months ended March 31, 1999. The decline from the fourth quarter of 1999 reflects the fact that some of our assets were fully depreciated in 1999, and therefore no depreciation was attributable in 2000. The increase year over year reflects the capital spending in computer hardware and office furniture for our increase in personnel and additional software development tools used for research and development purposes.

AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION RELATED TO STOCK OPTIONS

    Amortization of employee stock-based compensation was $843,000 for the three months ended March 31, 2000, compared to $41,000 for the three months ended
December 31, 1999 and $27,000 for the three months ended March 31, 1999. The deferred stock-based compensation represents the difference between the exercise prices of options granted to acquire our common shares and the deemed fair value for financial reporting purposes of our common shares on their respective grant dates. This deferred stock-based compensation will be amortized on a straight-line basis over the vesting periods of these options. The increase is largely attributed to the amortization of deferred stock-based compensation related to options that were granted from October 1, 1999 to January 28, 2000, based on the issue price for our initial public offering.

INTEREST INCOME

    Interest income increased to $2.2 million for the three months ended
March 31, 2000 from $703,000 for the three months ended December 31, 1999 and from $61,000 for the three months ended March 31, 1999. Interest was derived from cash and cash equivalent balances, representing primarily the unused portion of the proceeds from our issuances of common shares, including in particular, the proceeds received from our initial public offering in February 2000. Our cash balances are primarily invested in short-term time deposits and high quality commercial paper.

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EQUITY LOSSES OF AFFILIATE

    The investment in Maptuit is accounted for using the equity method. Under this method, we recognized a charge of $66,000, which reflects one-third of Maptuit's losses for the period since our investment, and an amortization of goodwill associated with our investment.

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NET LOSS

    We recorded a net loss of $6.9 million for the three months ended March 31, 2000, compared to a net loss of $6.3 million for the three months ended
December 31, 1999 and a net loss of $1.6 million for the three months ended
March 31, 1999. Our loss per share, calculated using the weighted average number of shares outstanding, was $0.20 for the three months ended March 31, 2000, compared to a loss per share of $0.23 for the three months ended December 31, 1999 and a loss per share of $0.14 for the three months ended March 31, 1999.
Our loss increased as we invested heavily in building our infrastructure; and we expect our net loss to continue to increase as we expand our application hosting services and continue to invest in developing our Financial Services Platform.
In particular, our research and development expenses along with sales and marketing expenses, increased to meet the required delivery schedules for our products and to establish customer relationships.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations through issuances of common shares, together with revenue from operations. In February 2000, we completed our initial public offering of an aggregate of 6,900,000 of our common shares, raising net proceeds of approximately $166.9 million.

    Net cash used in operating activities was $1.2 million for the three months ended March 31, 2000, compared to net cash used in operating activities of $1.5 million for the three months ended December 31, 1999 and net cash provided from operating activities of $630,000 for the three months ended March 31, 1999.
Net cash used in operating activities for the three months ended March 31, 2000 reflects our operating loss of $6.9 million offset by an equity in losses of affiliate of $66,000, depreciation of $317,000, amortization of stock-based compensation of $1.1 million and net changes in working capital of $4.3 million.

    Cash provided from financing activities was $165.7 million for the three months ended March 31, 2000, compared to $40.0 million and nil for the three months ended December 31, 1999 and March 31, 1999, respectively. These cash flows largely reflect the proceeds received from issuances of our common shares.

    Cash used in investing activities was $4.9 million for the three months ended March 31, 2000, compared to $1.2 million for the three months ended
December 31, 1999 and $133,000 for the three months ended March 31, 1999. Cash used in investing activities in the current period reflects our investment in Maptuit and our acquisition of Yrless Internet Corporation, as well as purchases of capital, intangible and other assets. We anticipate capital expenditures to continue to increase as we invest heavily in our Financial Services Platform and implement data centres to support our application hosting activities. We do not anticipate that cash flows from investing activities will be significantly impacted by our acquisition of ezlogin.com Inc., as this acquisition will be made through the issuance of our common shares.

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    We expect that the revenue from our operations and funds provided by our initial public offering will be sufficient to cover our cash requirements for at least the next 12 months. This includes our operating activities and investment activities, and any further acquisitions we may pursue. We may require additional financing, however, if we expand our operations at a faster rate than currently expected, or if we seek to effect one or more significant acquisitions.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

    Substantially, all of our revenue is expected to be earned in U.S. dollars.
A significant portion of our expenses is incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses, and could adversely affect our operating results. To date, foreign currency exposure has been minimal. However, in the future we intend to hedge all or a significant portion of our annual estimated
Canadian dollar expenses to minimize our Canadian dollar exposure. We are in the process of implementing our currency strategy with respect to other foreign currencies.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

    The following factors could materially and adversely affect our future operating results and could cause actual events to differ materially from those predicted in forward-looking statements related to our business. For additional factors, please see our filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission, including our registration statement on Form F-1, as amended.

    We currently depend on the sale of a single product to generate most of our revenue and we expect this dependence to continue for the foreseeable future.
However, we are looking to expand into other wireless opportunities, such as bill payment and presentment, e-wallet services and e-commerce.

    A large portion of our revenue is derived from the sale of our solution to a limited number of financial institutions. For the three months ended March 31, 2000, five customers accounted for 100% of our revenues. Our sales efforts target large financial institutions worldwide, which requires us to expend significant resources educating prospective customers about the uses and benefits of our product. Our sales cycle, which is subject to significant fluctuations, typically ranges from four to six months, which may be longer due to delays over which we have little or no control. However, we expect the acquisition of Yrless to enable us to accelerate deployment of the 724 Solutions
Financial Services Platform, which will make it possible for financial institutions to offer their wireless services through new carriers more rapidly.

    Our success depends on financial institutions' acceptance of the Internet as a viable means to deliver their services, in order to grow our customer base.
Our future revenue depends on consumers using the services that are based on our solution. We expect that revenue under a large portion of our license agreements will depend on the number of monthly subscribers to these services. To stimulate consumer adoption of these services, we will be incurring upfront implementation costs to enable our customers to market these services more quickly.

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    We have not yet integrated public key infrastructure (PKI) into our solution, and if we fail to do so, we may be competitively disadvantaged. Lack of consumer confidence in the security of online financial transactions could limit adoption of our solution. We expect that the use of PKI, an emerging technology which facilitates user identity authentication and non-repudiation of transactions, will be used by financial institutions' customers and by our competitors. Consumers will not use online financial services if they are not confident that financial transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for online transactions, many Internet users do not use the Internet for commercial transactions because of continued security concerns. We expect to incorporate PKI technology into our solution by the end of year 2000.

    We are in the process of establishing our application hosting services, which will require significant capital expenditures and other resources, and we cannot assure that we will be able to implement these services on an effective, cost-efficient or timely basis. Because our experience is primarily in the areas of developing and implementing our software solution, we do not know what other difficulties or risks we may encounter or be exposed to in the establishment and operation of these facilities. We have chosen Exodus Communications to host our application hosting operations because of its leading role in pioneering the Internet data centre market. A leading provider of Internet systems and network management solutions for more than 1,000 enterprises, Exodus is an experienced provider of complex Internet hosting with advanced facilities.

SUBSEQUENT EVENTS AND OUTLOOK

    Our objective remains to become the leading provider of an Internet infrastructure for the secure delivery of financial services using a broad range of Internet-enabled devices.

    In 2000, we will continue to invest in our research and development initiatives, and sales and marketing activities, in order to manage our growth effectively and to expand our operational and customer support systems worldwide.

    We remain committed to our strategies to:

    - Focus initially on leading financial institutions

    - Accelerate adoption of our solution by consumers worldwide

    - Accelerate adoption of our solution by financial institutions

    - Expand the functionality of our platform

    - Pursue selective acquisitions of companies and technologies to expand our capabilities; and

    - Adapt our platform for sectors in other industries such as insurance, sales force management and logistics, and other wireless opportunities, such as bill payment and presentment, e-wallet services and e-commerce.

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                             RESULTS OF OPERATIONS

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                                                                  THREE MONTHS ENDED
                                                              MARCH 31,    DECEMBER 31,    MARCH 31,
                                                                 2000          1999           1999
                                                              ----------   -------------   ----------
                                                               (In 000's of U.S. dollars, except per
                                                                          share amounts)
REVENUE:
Product.....................................................    $ 2,762       $   383        $   548
Less: Stock-based compensation related to product revenue...       (248)         (371)          (531)
Services....................................................        597           381             34
Net revenue.................................................      3,111           393             51

OPERATING EXPENSES:
Cost of services revenue....................................      1,953         1,037         --
Research and development....................................      4,423         2,598          1,093
Sales and marketing.........................................      2,449         1,468            207
General and administrative..................................      2,218         1,726            283
Depreciation and amortization...............................        317           507            100
Stock-based compensation related to stock options...........        843            41             27
Total operating expenses....................................     12,203         7,377          1,710
Loss from operations........................................     (9,092)       (6,984)        (1,659)
Interest income.............................................      2,237           703             61
Equity in losses of affiliate...............................        (66)       --             --
Net income (loss)...........................................    $(6,921)      $(6,281)       $(1,598)

Basic and diluted net income (loss) per share...............    $ (0.20)      $ (0.23)       $ (0.14)
Weighted-average shares used in computing basic and diluted
  net income (loss) per share (in thousands)................     34,037        27,557         11,429
EBITDA*.....................................................    $(7,932)      $(6,436)       $(1,532)

* Earnings before interest, taxes, depreciation and amortization, stock-based compensation related to stock options, and before equity losses in affiliate. EBITDA is presented here to provide additional information about our ability to meet future capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles.

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                                                                THREE MONTHS ENDED
                                                              MARCH 31,    DEC. 31,    MARCH 31,
                                                                 2000        1999         1999
                                                              ----------   ---------   ----------
                                                                As a Percentage of Net Revenue
Revenue:
Product.....................................................       89%          97%       1,075%
Services....................................................       19           97           67
Less: Stock-based compensation related to product revenue...       (8)         (94)      (1,041)
Net revenue.................................................      100          100          100
Operating expenses:
Cost of services revenue....................................       63          264            0
Research and development....................................      142          661        2,143
Sales and marketing.........................................       79          374          406
General and administrative..................................       71          439          555
Depreciation and amortization...............................       10          129          196
Stock-based compensation related to stock options...........       27           10           53
  Total operating expenses..................................      392        1,877        3,353
Loss from operations........................................     (292)      (1,777)      (3,253)
Interest income.............................................       72          179          120
Equity in losses of affiliate...............................       (2)       --           --
  Net income (loss).........................................     (222)%     (1,598)%     (3,133)%
EBITDA*.....................................................     (255)%     (1,638)%     (3,004)%

CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS OF U.S. DOLLARS)

                                                            March 31, 2000    Dec. 31, 1999    March 31, 1999
                                                              (Unaudited)                        (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (note 2)                             $224,902          $65,287           $3,473
Accounts receivable -- trade, net of allowance for
 doubtful accounts of nil (December 31, 1999 -- nil;
 March 31, 1999 -- nil)                                           1,017            3,121           --
Prepaid expenses and other receivables                            2,266            1,368               96
                                                               --------          -------           ------
                                                                228,185           69,776            3,569

Capital assets                                                    3,253            2,366              893
Investment (note 4(a))                                              684           --               --
Intangible and other assets (note 5)                              3,055            1,100           --
                                                               --------          -------           ------
                                                               $235,177          $73,242           $4,462

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                               $  1,638          $ 1,982           $  253
Accrued liabilities                                               5,692            2,967              693
Deferred revenue, net of deferred stock-based compensation
 of nil (December 31, 1999 -- $248; March 31,
 1999 -- $1,361)                                                  7,149            6,125              422
                                                               --------          -------           ------
                                                               $ 14,479          $11,074           $1,368

Shareholders' equity:
Share capital:
  Authorized:
    Unlimited common shares
    Unlimited preferred shares
  Issued and outstanding: 36,551,258 common shares
    (December 31, 1999 -- 29,402,426 March 31, 1999 --
    11,428,570)                                                 252,991           84,762            7,752
Deferred stock-based compensation                                (8,687)          (5,909)            (206)

                                                            March 31, 2000    Dec. 31, 1999    March 31, 1999
                                                              (Unaudited)                        (Unaudited)
Accumulated deficit                                             (23,606)         (16,685)          (4,452)
                                                                220,698           62,168            3,094
                                                               --------          -------           ------
                                                               $235,177          $73,242           $4,462

     See accompanying notes to condensed consolidated financial statements.

                  CONDENSED CONSOLIDATED STATEMENT OPERATIONS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                   Three Months Ended
                                                            March 31, 2000     Dec. 31, 1999    March 31, 1999
                                                              (Unaudited)       (Unaudited)       (Unaudited)
Revenue:
Product                                                         $ 2,762           $   383           $   548
Less stock-based compensation related to product                   (248)             (371)             (531)
Services                                                            597               381                34
                                                                -------           -------           -------
                                                                $ 3,111           $   393           $    51

Operating expenses:
Cost of revenue                                                   1,953             1,037                --
Research and development                                          4,423             2,598             1,093
Sales and marketing                                               2,449             1,468               207
General and administrative                                        2,218             1,726               283
Depreciation and amortization                                       317               507               100
Stock-based compensation related to stock options                   843                41                27
                                                                -------           -------           -------
                                                                $12,203           $ 7,377           $ 1,710

Loss from operations                                             (9,092)           (6,984)           (1,659)
Interest income                                                   2,237               703                61

Equity in losses of affiliate                                       (66)               --                --

Net loss                                                        $(6,921)          $(6,281)          $(1,598)

Basic and diluted net loss per share                            $ (0.20)          $ (0.23)          $ (0.14)

Weighted-average shares used in computing basic and
 diluted net loss per share (in thousands)                       34,037            27,557            11,429

Earnings before interest, taxes, depreciation and amortization, stock-based compensation

                                                                   Three Months Ended
                                                            March 31, 2000     Dec. 31, 1999    March 31, 1999
                                                              (Unaudited)       (Unaudited)       (Unaudited)
related to stock options and equity in losses of affiliate      $(7,932)          $(6,436)          $(1,532)

     See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS OF U.S. DOLLARS)

                                                                   Three Months Ended
                                                            March 31, 2000    Dec. 31, 1999    March 31, 1999
                                                              (Unaudited)      (Unaudited)       (Unaudited)
Cash flows provided by (used in):
Cash flows from operating activities:
Net loss                                                       $ (6,921)         $(6,281)          $(1,598)
Equity in losses of affiliate                                        66               --                --
Depreciation and amortization                                       317              507               100
Stock-based compensation                                          1,091              412               558
Change in operating assets and liabilities:
  Accounts receivable                                             2,104             (856)               35
  Prepaid expenses and other receivables                           (898)            (870)              (75)
  Accounts payable                                                 (344)           1,584                17
  Accrued liabilities                                             2,630            1,510               230
  Deferred revenue                                                  776            2,518             1,363
Cash flows provided by (used in) operating activities            (1,179)          (1,476)              630

Cash flows from financing activities:
Issuance of common shares, net of expenses                      165,708           41,055                --
Deferred charges                                                     --           (1,100)               --
Cash flows provided by financing activities                     165,708           39,955                --

Cash flows from investing activities:
Purchase of capital assets                                       (1,204)          (1,236)             (133)
Purchase of intangible and other assets                          (1,688)              --                --
Investment in Maptuit                                              (750)              --                --
Acquisition of Yrless Internet Corporation                       (1,272)              --                --
Cash flows used in investing activities                          (4,914)          (1,236)             (133)

Increase in cash and cash equivalents                           159,615           37,243               497

Cash and cash equivalents, beginning of period                   65,287           28,044             2,976

                                                                   Three Months Ended
                                                            March 31, 2000    Dec. 31, 1999    March 31, 1999
                                                              (Unaudited)      (Unaudited)       (Unaudited)
Cash and cash equivalents, end of period                       $224,902          $65,287           $ 3,473

Supplemental disclosures of non-cash investing and
 financing activities:
  Net assets acquired from Yrless Internet Corporation         $    (95)         $    --           $    --

     See accompanying notes to condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements include the accounts of 724 Solutions Inc. and its wholly owned subsidiaries (collectively referred to as the "Company"). Intercompany transactions and balances are eliminated on consolidation.

    The condensed financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with U.S. generally accepted accounting principles for all periods presented.

    The information furnished reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

2.  CASH AND CASH EQUIVALENTS

    Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original maturity of three months or less at the date of purchase. As at March 31, 2000, cash equivalents accounted for approximately 77% of the cash and cash equivalents balance and consisted of 88% in short-term deposits and 12% in commercial paper.

3.  STOCK-BASED COMPENSATION

    The Company uses the intrinsic value method to account for stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant, the current fair value of an underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option or as a reduction of revenue over the term of the related revenue contract.

    During the three months ended March 31, 2000, the Company recorded deferred stock-based compensation related to employee stock options of $3,621,000 (March 31, 1999 -- nil; December 31, 1999 -- $5,800,000).

4.  ACQUISITIONS

    (a) On March 8, 2000, the Company purchased a one-third interest in Maptuit.com Inc. ("Maptuit"), a privately held Canadian company in the business of developing directional mapping software and providing online directional services, mapping services and spatial relational search services to its customers, for cash consideration of $750,000.

    The investment in Maptuit has been accounted for using the equity method. Under the equity method, the original cost of the investment is adjusted for the Company's share of post-acquisition income or losses, less dividends. The excess of the cost of the shares of Maptuit over the Company's proportionate interest in the net book value of Maptuit's net assets on the date of acquisition amounted to approximately $677,000. This excess is being amortized on a straight-line basis over three years.

    (b) On March 17, 2000, the Company acquired all the outstanding common shares of Yrless Internet Corporation ("Yrless") for total cash consideration of approximately $1,272,000, including acquisition costs of approximately $34,000. In addition, the Company is committed to pay $4,588,000 in cash or common shares of the Company, or a combination thereof, over the next three years. The payment of this future consideration is contingent on the former shareholders of Yrless remaining as employees of the Company.

    The cash consideration paid has been allocated to the net assets acquired based on their fair value and the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized over three years. The contingent consideration will be recorded as compensation expense only when the consideration becomes payable.

5.  INTANGIBLE AND OTHER ASSETS

                                                                  March 31,   December 31,   March 31,
                                                                    2000          1999         1999
    Goodwill (note 4(b))                                           $1,367        $--          $--
    Acquired software                                               1,250        --            --
    Deferred charges                                                  438         1,100        --
                                                                   $3,055        $1,100       $--

    Goodwill represents the excess of the purchase price over the fair value of net assets acquired, and is being amortized on a straight-line basis over three years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might impair the fair value. Goodwill is written down to fair value when decreases in value are considered to be other than temporary, based upon expected cash flows of the acquired business.

    During the period, the Company acquired certain software under a perpetual license. This acquired software will be integrated into the Company's product. The acquired software will be amortized on a straight-line basis over three years.

6.  SEGMENTED INFORMATION

    The Company operates in a single reportable operating segment, that is, the design and delivery of an Internet infrastructure platform that enables financial institutions to deliver financial information and services to a range of Internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. As at March 31, 2000, substantially all of the assets related to the Company's operations were located in Canada. Net revenue is attributable to geographic location based on the location of the customer, as follows:

                                                                  March 31,   December 31,   March 31,
                                                                    2000          1999         1999
    Net revenue by geographic locations:
    United States                                                  $2,178        $  127       $--
    Canada                                                            933           266           51
                                                                   $3,111        $  393       $   51

7.  RELATED PARTY TRANSACTIONS

    The following table sets out the balances and transactions with shareholders of the Company which have been recorded at the exchange amount:

                                                                  March 31,   December 31,   March 31,
                                                                    2000          1999         1999
    Related party balances:
      Accounts receivable, net of allowance for doubtful
        accounts                                                   $  892        $3,121        $ --
      Deferred revenue, net of deferred stock-based compensation of nil (December 31, 1999 - $248; March 31,
        1999 - $1,361)                                              7,056         6,125         442

    Related party transactions:
      Net revenue:
        Product                                                    $2,514        $   12        $ 17
        Services                                                      472           381          34

8.  INITIAL PUBLIC OFFERING

    In February 2000, the Company issued 6,900,000 common shares through an initial public offering at $26.00 per common share on the NASDAQ National Market and The Toronto Stock Exchange for net proceeds of approximately $166.9 million.

CORPORATE INFORMATION

Head Office
Canada (HQ)
724 Solutions Inc.
4101 Yonge Street, Suite 702
Toronto, ON Canada M2P 1N6
Tel.: +1 (416) 226-2900
Fax.: +1 (416) 226-4456
info@724.com
www.724.com

Transfer Agent
Montreal Trust, Toronto

Auditors
KPMG LLP, Toronto

Investor and Public Relations
Ray McManus, Toronto
investorrelations@724.com

Share Information
Market Listings  Symbol
Toronto Stock Exchange    SVN
NASDAQ National Market  SVNX

Annual Meeting

The Annual Meeting of Shareholders of 724 Solutions Inc. will be held on May 31, 2000 at 11.00 am, at the News Theatre, 98 The Esplanade, Toronto, Ontario, Canada

BOARD OF DIRECTORS

GREGORY WOLFOND
Chairman and Chief Executive Officer
Toronto, Ontario

CHRISTOPHER ERICKSON
President
Toronto, Ontario

ANDRE BOYSEN
Chief Technology Officer
Toronto, Ontario

KERRY MCLELLAN
Chief Operating Officer
Westfield, New Brunswick

LLOYD F. DARLINGTON
Chief Technology Officer and General Manager, Bank of Montreal
Toronto, Ontario

JIM DIXON
Group Executive
Bank of America Technology and Operations
Atlanta, Georgia

MARTIN A. STEIN
President, Sonoma Mountain Ventures L.L.C
San Francisco, California

HARRI VATANEN
President, Sonera SmarTrust
And Senior Vice President,
Sonera Corporation
London, U.K.

ALAN YOUNG
Vice President, Direct Access and Distribution Technologies, e-Citi New Canaan, Connecticut

OFFICERS

KAREN BASIAN
Chief Financial Officer

MINA WALLACE
Executive Vice President, Field Operations

ALISTAIR RENNIE
Senior Vice President, Marketing

DAVID PASIEKA
Senior Vice President, Application Hosting

ROGER HORTON
Senior Vice President,
Application Development